SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 27, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 27, 2009

TAM and Air Canada extend partnership to benefit frequent flyers

Agreement allows customers of both airlines to earn and redeem TAM Fidelidade points or Aeroplan Miles on any flight operated by either TAM or Air Canada

São Paulo, April 27, 2009 – (NYSE: TAM and Bovespa: TAMM4) Air Canada, a founding member of Star Alliance and we, today announced that will start implementing a bilateral agreement that will allow members of TAM Fidelidade or Air Canada’s Aeroplan programs to earn and redeem frequent flyer points/Miles beginning April 28, 2009 on flights operated by either company. This initiative is part of a Memorandum of Understanding signed between Air Canada and us in June 2008, aiming to expand services offered to customers of both airlines.

Paulo Castello Branco, our vice president, Commercial and Planning, states that the agreement will bring immediate benefits to passengers of both airlines. “The partnership of both frequent flyer programs - TAM Fidelidade and Aeroplan – enhances our strategy of Excellence in Services, one of the three pillars that sustain our operations, the other two being Technical and Operational Excellence and Excellence in Management,” says Castello Branco.

A pioneer in the adoption of a Frequent Flyer Program for airlines in Brazil, called Programa Fidelidade, we have now over 5.5 million members, with more than 7.4 million tickets distributed through the redemption of accrued points.

“We are delighted to offer Air Canada’s most loyal customers increased benefits by continuing to build our partnership with TAM, Brazil’s leading airline,” said Ben Smith, Air Canada’s Executive Vice President and Chief Commercial Officer. “The opportunities for earning and redeeming reward travel have now grown exponentially across each of our networks. In addition, customers will enjoy Air Canada’s new in-flight product offering that features lie-flat beds in our Executive First Suites on all international routes including Toronto-Sao Paulo, as well as brand new cabins, seats and seatback entertainment for all passengers fleet wide.” Air Canada operates daily Toronto-Sao Paulo non-stop flights using Boeing 767-300ER or 777-300ER aircraft in the northern hemisphere summer and winter seasons, respectively.

With the expanded partnership, our passengers can use points earned in TAM Fidelidade in any domestic or international flight operated by Air Canada. Likewise, Air Canada’s Aeroplan members can redeem their accrued miles for air travel in domestic and international flights operated by TAM.

Air Canada and we have had a codeshare agreement since October 2008, allowing us to sell seats in flights operated by Air Canada between Sao Paulo and Toronto, with the possibility of connections to a number of Canadian cities. Air Canada in turn can offer its customers a number of flight options to Brazilian destination operated by us. With this partnership agreement, customers of both airlines will benefit from seamless connections on a single ticket and baggage check-through to final destination.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594- 0302 equipetam@mvl.com.br

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed March 2009 with 49.3% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 86.8% in March. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

About Air Canada
Montréal-based Air Canada provides scheduled and charter air transportation for passengers and cargo to more than 170 destinations on five continents. Canada's flag carrier is the 14th largest commercial airline in the world and serves 33 million customers annually. Air Canada is a founding member of Star Alliance, providing the world's most comprehensive air transportation network for Canadian domestic, transborder and international travel. Air Canada aircraft offer customers individualized seatback in-flight entertainment systems with hundreds of hours of digital audio-visual entertainment. As well, customers can collect Aeroplan miles for future awards through Canada’s leading loyalty program. In 2008, the readers of Business Traveler magazine voted Air Canada “Best In-Flight Services in North America,” “Best Airline for Business Class Service in North America” and “Best North American Airline for International Travel.”

About Aeroplan
Celebrating its 25th anniversary in 2009, Aeroplan, Canada’s first frequent flyer program, belongs to Groupe Aeroplan Inc., a leading international corporation in loyalty program management.  Millions of Aeroplan members earn miles in its growing network of over 70 partners worldwide, representing more than 150 brands in the financial, retail and travel industries.  In 2008, more than 2 million rewards were distributed to its members, including over 1.5 million round trips in flights operated by Air Canada and Star Alliance members, which offer air travel to more than 900 destinations globally.  In addition to flights, members also have access to more than 600 services, such as hotels and car rental, among others.  For more information on Aeroplan, please go to www.groupeaeroplan.com or www.aeroplan.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.